UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IR Talking Points

Filings TO-C: Tender Offer Communication Monday December 1 Communication materials and press release Will correspond to JNJ's materials 8-K: Announcement of entering into agreement Anticipated Tuesday December 2 Merger agreement attached, retention agreements attached 14D-9: Tender Offer Materials Planning for week of December 8 Tender mechanics and details Fairness opinion attached Transaction history, process, and details

Value The Board considered all of the available information, including management's plans and estimates and the financial analysis performed by Citi, and concluded that the transaction was in the best interests of the shareholders at the value of $31 Board considered the following (among other things): Management's long term 5-year modeled projections and assumptions External third party data, macroeconomic indicators (consumer confidence etc) and internal research validating management projections Current economic environment and recent worldwide demand trends, including for general consumer discretionary spending Customer feedback -- i.e. physician advisory group input on market dynamics and how our core customer base has been affected Uncertainty of timeline for shareholders to get to price of $31 Premium paid is very attractive 92% off of Friday November 28 closing price of $16.15 105% off of 10 day average of $15.13 101% off of 20 day average of $15.43

T/O Mechanics Refer to Offering materials due week of December 8th

Convertibles Put notice to be sent out on Tuesday December 2 Redemption notice to be sent out on Tuesday December 2 Convertible shareholders should be able to receive full benefit of $31 offer Convert price of $28.81 and ratio of 34.7109

Additional Information and Notice to Investors The tender offer for the outstanding shares of common stock of Mentor Corporation, has not yet commenced. No statement in this presentation is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly- owned subsidiary of J&J will file a tender offer statement with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.